Exhibit 99.1

LJ International Inc. Announces Extraordinary General Meeting of Shareholders

HONG KONG, May 30, 2013 /PRNewswire/ — LJ International Inc. (“LJI” or the “Company”; NASDAQ: JADE), a foreign private issuer incorporated in the British Virgin Islands and a leading colored gemstone and diamond jeweler with retail and wholesale businesses, today announced that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held at 10:00 a.m. on July 9, 2013 (Shenzhen time). The meeting will be held at the Company’s Shenzhen office, 10th Floor, Block 18, Free Trade Zone, Shatoujiao, Shenzhen, People’s Republic of China, to consider and vote on the proposal to approve the previously announced agreement and plan of merger dated March 22, 2013, among Flora Bloom Holdings, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Flora Fragrance Holdings Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands and wholly owned by Parent (“Merger Sub”), and the Company (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company, with the Company surviving the merger as a wholly-owned subsidiary of Parent (the “Merger”). If completed, the Merger would result in the Company becoming a privately-held company and its shares would no longer be listed on the NASDAQ Global Market. The Company’s Board of Directors, acting upon the unanimous recommendation of an independent committee formed by the Board of Directors, approved the Merger Agreement and the merger contemplated in the Merger Agreement and resolved to recommend that the Company’s shareholders vote to approve and authorize the Merger Agreement and the merger.

Shareholders of record as of the close of business on May 28, 2013 will be entitled to vote at the EGM. Additional information regarding the EGM and the Merger Agreement can be found in the Transaction Statement on Schedule 13E-3, and the proxy statement attached as Exhibit (a)-(1) thereto, filed with the Securities and Exchange Commission (the “SEC”), which can be obtained from the SEC’s website (http://www.sec.gov).

Investors and shareholders are urged to read carefully and in their entirety these materials and other materials filed with or furnished to the SEC, as they contain important information about the Company, the proposed merger and related matters.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC.

Houlihan Lokey (China) Limited is serving as financial advisor to the Special Committee. Akin Gump Strauss Hauer & Feld LLP is serving as United States legal advisor to the Special Committee and Maples and Calder is serving as British Virgin Islands legal advisor to the Special Committee. Andrew N. Bernstein, P.C. and Han Kun Law Offices are serving as United States and PRC legal advisors to the Company, respectively.

Fried, Frank, Harris, Shriver & Jacobson LLP is serving as United States legal advisor to the buyer group. Conyers Dill & Pearman and King & Wood Mallesons are serving as British Virgin Islands and PRC legal advisors to the buyer group, respectively. Sidley Austin LLP is serving as United States legal advisor to Mr. Yu Chuan Yih, Chairman of the Company’s Board of Directors, President and Chief Executive Officer.

About LJ International Inc.

LJ International Inc. (LJI) (NASDAQ:JADE) is engaged in the designing, branding, marketing, and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its China-based ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings, and bracelets. For more information about the Company, visit the Company’s website at www.ljintl.com.

Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Potential risks and uncertainties include, but are not limited to, those relating to whether this or any other transaction will be approved or consummated. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the SEC. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Investor Relations contact:

LJ International Inc.

Ringo Ng

Chief Financial Officer

E: ir@ljintl.com

Fleishman Hillard

E: ir@ljintl.com

T: +852 2530 0228